Exhibit 99.1

Skyline Builders Group Holding Limited Announces Pricing of Private Placement of Convertible Notes and Preferred Shares

HONG KONG, March 23, 2026 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL), a Cayman Islands exempted company with limited liability (the “Company”), today announced the pricing of a brokered private placement (the “Private Placement”) of senior unsecured convertible notes of the Company (the “Notes”) and 250,000 class B preferred shares, par value $0.00001 per share, (the “Preferred Shares”) for total gross proceeds of approximately $17,175,000.00, before deducting placement agent fees and other offering expenses payable by the Company. Each Note is convertible into class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), with a conversion price of $2.40 per share, subject to certain anti-dilution adjustments, but in no event less than $1.50 per share and other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions. Each Preferred Share is convertible into Class A Ordinary Shares with a conversion price of $2.40 per share, subject to certain anti-dilution adjustments, but in no event less than $1.50 per share and other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions.

Approximately $16,575,000.00 of Notes were issued under a Regulation D offering to US based investors and approximately $600,000.00 of Preferred Shares were issued under a Regulation S offering to non-US investors.

Dominari Securities LLC acted as placement agent for the Notes and Ocean Wall Ltd. acted as introducer for the Preferred Shares.

The Company will also enter into Registration Rights Agreements, pursuant to which the Company will agree to file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission (the “SEC”) within sixty (60) business days following the closing for the resale of the Class A Ordinary Shares underlying the securities issued in connection with the Private Placement.

The Private Placement is expected to close on or about March 24, 2026, subject to the satisfaction of customary closing conditions.

The securities to be issued and sold by the Company in the Private Placement, including the underlying Class A Ordinary Shares, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the Private Placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) operates as an approved public works contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involve residential and commercial developments.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: ir@skylinebuilders.cc

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